Exhibit 2.1.1

[***]      CERTAIN INFORMATION IN THIS DOCUMENT HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS.

Interim Supply Agreement

between

 Infineon Technologies Aktiengesellschaft, München, Federal Republic of Germany

- hereinafter referred to as “Seller” -

and

TriQuint Semiconductor, Inc., 2300 NE Brookwood Parkway, Hillsboro, OR 97124

- hereinafter referred to as “Buyer” -

Seller and Buyer are hereinafter referred to as “Parties”.

Preamble

WHEREAS Buyer is taking over Seller’s Gallium Arsenide (GaAs) business. The Buyer will transfer frontend processes and Products to its own fabrication line to the United States.  Buyer intends to procure from Seller GaAs Products in order to fulfill the demand of its customers by delivering Seller’s Products for the Supply Period as outlined hereafter. Seller will maintain fabrication in order to fulfill Buyer’s demand, only. Seller will not produce GaAs Products in order to sell them to a third party.

During and after the Supply Period Seller will offer package foundry service for a defined period of time, which will be described in a separate contract.

WHEREAS,  for their mutual benefit, the Parties seek to secure the supply, to improve the planning, to ensure delivery on time, to minimize the respective stocks and to reduce the expenditures for the transaction of business.

NOW THEREFORE in consideration of the above, the Parties agree to the following terms and conditions.

1.            Subject of the Agreement

1.1                                Subject of this agreement (hereinafter either referred to as “Agreement” or “Interim Supply Agreement”) is the procurement of the Products as specified in Schedule 1  (referred to as “Products”) by Buyer or its Subsidiaries as listed in Schedule 2 from Seller.

Subsidiary shall mean a company which is under control of a Party, i.e. of which more than 50% of the issued voting capital is owned directly or indirectly by a Party.

Unless otherwise stated herein the term Buyer means Buyer itself or its relevant Subsidiary depending on who purchases the Products.

1.2                                The Products are delivered according to the terms of this Agreement subject to purchase orders of Buyer confirmed by Seller.

1.3                                Buyer shall place purchase orders with Seller covering its demand in the [***] beginning July 1, 2002 (hereinafter referred to as “Supply Period”).  The first such purchase orders will need to be placed prior to the beginning of the Supply Period, after consultation between Buyer and Seller regarding the timing and other logistics issues relating to such orders, pursuant to the schedule set forth in Schedule 7.

2.            Demand Planning and Purchase Orders

2.1                                At the beginning of the Supply Period, Seller shall submit to Buyer a Volume Rolling Forecast, set forth in Schedule 1(c), per Product or Product family by [***], covering the [***]. On or about [***], Buyer shall submit to Seller an updated business outlook, per Product or Product family by [***], for the [***] of the Supply Period.

2.2                                [This Section is intentionally blank.]

2.3                                This Section 2.3 provides additional procedures for orders placed by Buyer under this Agreement.

(a)   At the start of the Supply Period and then every two weeks, Seller shall provide the following information and reports to Buyer:

Reports of Seller’s uncommitted inventories: (1) finished goods inventory (FGI), (2) die bank, (3) backend WIP, and (4) wafer WIP.

At the start of the Supply Period, Seller shall provide the following information and reports to Buyer:

 (i)           Information regarding Seller’s estimated good units (EGU) for wafer lot starts based on the applicable wafer lot size of 8, 12, or 25 wafers, provided by product;

(ii)           Information regarding Seller’s EGU for the Existing Die Bank and Existing Backend WIP, provided by product;

(iii)          Information regarding the minimum number of wafers per week that must be started in Seller’s wafer fab, provided by process, as set forth in Schedule 8; and

(iv)          Information regarding the leadtimes for Front End (by process) and Back End (by package family) production, according to Schedule 9.

(b)          The Buyer is responsible for placing Purchase Orders based on the information given to Buyer under Section 2.3 (a). The Buyer may place orders for Front End Production (to refill the die bank) or for Back End production (to achieve finished products).

(c)           Buyer is responsible for scheduling the delivery dates to meet the needs of Buyer’s end customers taking into account the leadtimes for the Front End and Back End production steps of the Seller.

(d)          Buyer may place purchase orders for finished Products based on goods in existing inventory (wafer WIP, backend WIP, die bank, FGI).

(e)           Buyer may order quantities of Products to be fabricated that are multiples of the EGU from a wafer lot, based on the applicable wafer lot size of 8, 12, or 25 wafers.

(f)           Before Buyer can place Purchase Orders for a Product which require new wafer starts, Buyer is obliged to consume any existing inventory of that Product (whether wafer WIP, backend WIP, die bank, or FGI).

(g)          If, at the end of the Supply Period, Seller has backend WIP or die bank remaining that is needed to fulfill Buyer’s open purchase orders, Seller will complete the necessary processing to fulfill those orders.

(h)          However, nothing obligates Buyer to buy any inventory not covered by a purchase order (whether FGI, die bank, or backend WIP) at the end of the Supply Period.  The parties will reasonably cooperate with each other to coordinate priorities for completing Buyer’s purchase orders at the end of the Supply Period.

(i)            Buyer will place its purchase orders such that Seller’s new wafer fabrication meets the minimum levels set forth in Schedule 8, but does not exceed the maximum levels by process, set forth in Schedule 5.

2.4                                During the Supply Period, Buyer will place purchase orders with Seller from time to time covering Buyer’s demand. Seller will load its fabrication based on these purchase orders.

2.5                                Buyer shall forward its purchase orders in writing to the agreed order entry point at Seller. Individual purchase orders shall only be deemed concluded, if Seller accepts the purchase orders within two (2) business days after receipt thereof. Seller shall make good faith commercially reasonable efforts to accept the purchase orders and meet Buyer’s demand.

2.6                                 The terms and conditions of this Interim Supply Agreement shall apply to any purchase order of Buyer regarding the Products even if the purchase order does not refer to this Agreement expressly. Any separate general terms and conditions of Buyer or Seller shall not apply.

2.7           Minimum Loading
Buyer will purchase and Seller shall deliver a minimum of [***] € in Products during the Supply Period (refer to Section 5 of this Agreement). This minimum purchase includes any finished Products, work in process, and dies purchased by Buyer under Section 17.2 of this Agreement. This minimum purchase also includes orders placed before the Supply Period begins. Seller has to place orders in a way that this minimum loading can be achieved under the constraint of monthly maximum volumes as defined in Schedule 5.

2.8           Maximum Volume for Products
The maximum volume of Products which can be delivered to Buyer during the Supply Period is limited to monthly maximum volumes by package families as indicated in Schedule 5.
If Buyer requires higher volumes, Seller shall make good faith commercially reasonable efforts to fulfil Buyer’s demand. If the higher volume requires additional efforts, individual conditions will be negotiated.

2.9           Seller shall ship the Products in accordance with Buyer’s purchase orders.

3.                                     Delivery

3.1                                The Products are delivered “DDP at site” for all deliveries into European countries being members of the European Union, “DDU at site” for all deliveries into any other European country, otherwise “FCA Seller’s Warehouse”.
The terms of delivery refer always to Incoterms 2000.

3.2                                The delivery date is defined by week. Seller shall deliver within the agreed delivery week.

3.3                                In case Seller realizes that he cannot adhere to the agreed delivery date, he shall without delay inform Buyer and indicate the prospective duration of the delay. The Parties shall immediately endeavor to find reasonable remedial measures.

3.4                                If Seller is in delay with deliveries for which it is responsible, Buyer shall grant Seller a reasonable grace period of at least one week. After expiration of that grace period and if Buyer substantiates that it has suffered damages due to the delay, Buyer may claim per full week of delay liquidated damages of one half of one percent of the price of the delayed Products up to a maximum amount of five percent (5%) of such price.

3.5                                The regulation of delivery during the first order horizon is indicated in the Schedule 7.

3.6                                Seller shall deliver the following reports and notices to Buyer:

(a)   Seller shall provide a backlog report for open orders Buyer has placed with Seller.  This report shall include original committed delivery date, and the current scheduled delivery date, for each line item.  Seller shall deliver this report to Buyer weekly.

(b)   Seller shall provide shipment alert notices to Buyer once Products are shipped.  These notices shall identify Buyer’s purchase order, the line item shipped, the quantity shipped, and the AWB number for the shipment.

4.            Rescheduling and Cancellation

4.1                                Buyer is obliged to buy all Products where production has been started according Section 2 based on confirmed purchase orders from Buyer, to the extent of the quantity ordered (either as dies or as finished goods).

4.1                                If subsequently to the confirmation of any purchase order a Party requires an earlier or later delivery date as agreed, the Parties shall use reasonable efforts to find a mutually acceptable solution.

4.3                                Seller transfers its GaAs branch to Buyer and fabricates Products for Buyer exclusively. Thus, except as provided elsewhere in this Agreement, Seller can not accept any cancellation of already started production based on confirmed purchase orders from Buyer without charging full cancellation cost to Buyer. Cancellation cost shall as set forth in Schedule 4.

5.                                     Prices

5.1                                The purchase prices of the Products (hereinafter referred to as “Transfer Prices”) are specified in Schedule 1(b) and are valid for the agreed upon Supply Period.

5.2                                Transfer  Prices are based on the clause of the Incoterms 2000  as defined in Section 3.1 and include packaging. The respectively valid VAT shall be added to the  Transfer Price.

5.3                                Other Pricing Situations.

(a)           If Buyer would like to order a product that is not listed in Schedule 1(b), but was included among the products listed on Schedule 1.21 to the Sale and Transfer Agreement dated April 29, 2002 among Buyer, Seller, and certain subsidiaries of Buyer and Seller, then the Transfer Price will be separately negotiated in good faith by Buyer and Seller before Buyer issues a price quotation for that Product to Buyer’s end customer.

(b)           If one of Buyer’s end customers presents Buyer with a valid quotation for a Product, which was issued by Seller prior to the beginning of the Supply Period, and if that quotation quotes a price for that Product that is lower than two times the Transfer Price specified in Schedule 1(b), then the Transfer Price for that Product shall be 50% of the price specified in the quotation.

6.                                     Invoices and Terms of Payment

6.1                                Seller shall issue for every delivery an invoice meeting the requirements of the tax laws. The invoice shall show the price per ordered Product; the order number line item and the Product part number.

6.2                                Payments shall be effected without deduction in EURO  within 30 days from the invoice date.
In case of any dispute arising out of an individual purchase contract, Buyer shall in any case pay the undisputed part of the invoice related to such purchase contract according to the payment terms mentioned above.

7.                                     Risk, Title

7.1                                Risk of loss or damages shall pass onto Buyer according to the clause of the Incoterms 2000 as defined in Section 3.1.

7.2                                Seller retains title to the Products until all payments due to Seller have been finally effected by Buyer.

8.                                     Quality
Refer to Schedule 3.

9.                                     Warranty

9.1           Seller shall deliver Products which are free from any defects.

9.2                                The Products are free from defects, if they materially comply with the agreed upon specifications and are free from defects in material and workmanship. The qualities of the Products are exclusively and finally described in Schedule 1 to this Agreement and the Product specifications referred to in the respective Schedules. Notwithstanding the foregoing, Seller shall not be responsible (a) for insignificant defects, including but without limitation any defects that do not affect the use of the Product intended by Buyer, (b) for any non reproducible computer bugs and (c) for defects arising out of parts, software or other material or instructions provided by Buyer. The warranties stated in Section 9 are exclusive and in lieu of all other warranties, whether express or implied, including, but not limited to, implied warranties of merchantability or fitness for a particular purpose.

9.3                                Seller shall at its sole discretion repair or replace the non-compliant Products. In case these corrective actions fail within a reasonable period of time, Buyer is entitled to request price reduction or to cancel the relevant purchase contract and request Seller to take back the Products delivered (under such purchase contract) and to reimburse the purchase price; the claim for performance shall then be excluded.

9.4                                The warranty period shall be 24 months starting on the date the risk of loss or damage has passed onto Buyer according to Section 7.1.

9.5                                Seller’s liability for any further damages resulting from the non-compliance of the Products and any further rights of Buyer due to the non-compliance shall be limited pursuant to the stipulations of Section 16.

10.                              Technical Changes

10.1                          Seller is entitled to technically change the Products. If technical changes affect form, fit or function of the Products (major changes according to JEDEC 46 B), then the following must occur: (1) Seller shall inform Buyer about the changes in writing by sending a product change notification (hereinafter referred to as “PCN”), including all appropriate qualification data that is reasonably acceptable to Buyer, ninety (90) days before start of delivery of the altered Products; and (2) Buyer’s customer must consent to the change. If the technical changes are minor changes according to JEDEC 46 B, Seller shall inform Buyer about the changes in writing by sending a PCN, including all appropriate qualification data that is reasonably acceptable to Buyer, ninety (90) days before start of delivery of the altered Products unless mutually agreed.

11.                              Discontinuance of Production

                                               After mutual agreement production of defined Products can be discontinued. If the actual monthly loading based on Buyer’s requirements falls below the minimum wafer start per week (WSPW) value (see Schedule 8), both parties will mutually agree on the discontinuation of the respective technology family.

                                               If MESFET production has been discontinued as described above, Buyer may cause Seller to reactivate its MESFET production, on the condition that at the time of reactivation, the actual monthly loading for HEMT production is in compliance with the minimum WSPW requirements.  Buyer may only cause Seller to reactivate its MESFET production once during the Supply Period, and in any event not later than January 2, 2003.
If Buyer causes Seller to reactivate its MESFET production, Buyer has to issue purchase orders early enough to allow Seller to plan production and purchase raw material.

12.                              Industrial and Intellectual Property Rights

12.1                          Seller shall defend any suit or proceeding brought against Buyer insofar as such suit or proceeding is based on a claim that any process employed by Seller constitute direct  infringement of intellectual property rights or copy rights (all together hereafter referred to as “Protective Rights”), and shall pay all damages and costs finally awarded therein against Buyer.

12.2                          If the process employed by Seller shall be held to infringe any Protective Rights under circumstances in which Seller is obligated to defend under the previous paragraph, Seller shall at its cost and option exert all commercially reasonable efforts to: (a) acquire for Buyer a right to use the Product, (b) develop a not infringing Product, which substantially complies with the specifications of the infringing Product, (c) modify the Product to become non-infringing or (d) deliver an equivalent non-infringing Product.

12.3                          The obligations of Seller mentioned in Section 12.1 above apply under the precondition that Buyer informs Seller without delay in writing of any claims for infringement of Protective Rights, does not accept on its own any such claims and conducts any disputes, including settlements out of court, only in agreement with Seller.

12.4                          Any liability of Seller pursuant to Section 12.1 shall be excluded, if the infringement of Protective Rights is not caused by the Product itself, for example if such infringement results from the application of the Product (including any application-specific circuitry implemented in the Product), unless Seller did offer the Product especially for such infringing application.

12.5                          Any liability of Seller shall also be excluded, if the infringement of Protective Rights results from specific instructions given by Buyer or the fact that the Product has been changed by Buyer or is being used in conjunction with products not delivered by Seller, which convert an otherwise non-infringing Product to an infringing Product.

12.6                          The provisions of this Section 12 shall survive the expiration or termination of this Agreement.

12.7                          Any and all obligations of Seller referring to infringement of Protective Rights arising out of the fulfillment of this Agreement other than lined out in this Section 12 shall be excluded.

13.          Confidential Information

13.1                          The Parties shall use all information, which they receive in connection with this Agreement and which has been marked as confidential, only for the purposes of this Agreement and they shall keep this information confidential to third parties with the same degree of care as they use with respect to their own confidential information. This obligation shall survive the expiration or termination of this Agreement for a period of 3 years.

13.2                          This obligation shall not apply to information, which is or becomes public knowledge or which is provably independently developed or lawfully received from a third party.

14.          Force Majeure

Neither Party shall be liable to the other for failure or delay in the performance of any of its obligations under this Agreement for the time and to the extent such failure or delay is caused by force majeure such as, but not limited to, riots, civil commotions, wars, strikes, freight embargo, shortage of supply, lock-outs, hostilities between nations, governmental laws, orders or regulations, actions by the government or any agency thereof, storms, fires, sabotages, explosions or any other contingencies beyond the reasonable control of the respective Party and of its sub-contractors. In such events, the affected Party shall immediately inform the other Party of such circumstances together with documents of proof and the performance of obligations hereunder shall be suspended during, but not longer than, the period of existence of such cause and the period reasonably required to perform the obligations in such cases.

15.                              Export Control Regulations

The Parties agree to inform each other about any export or re-export restrictions and regulations and about the Export Control Classification Numbers (ECCN) relating to Product(s). Buyer guarantees to comply with any export or re-export restrictions and regulations relating to Product(s).

16.                              Liability

16.1                          Seller assumes liability for any personal injury for which he is found responsible without limitation. If found responsible for property damages of Buyer, Seller shall indemnify Buyer for expenses incurred for restoration of the damaged property up to a maximum amount of  EURO [***] per damage event and EURO [***] per calendar year.

16.2                          Apart from warranties and liabilities expressly stipulated in this Agreement, Seller disclaims all liability regardless of the cause in law, in particular the liability for indirect or consequential damages arising from interrupted operation, loss of profits, loss of information and data, unless in any cases where liability is mandatory at law.

17.                              Term and Termination

17.1                          This Agreement shall be effective as from the first day of the Supply Period and shall run until the last day of the Supply Period.  The last orders for Products from the following technology families must be made on or before the dates indicated below:

For HEMT Products:	[***]
For MESFET Products:	per agreement (refer to Section 11);
latest [***]
For HBT Products:	[***]

17.2                           At the end of the Supply Period, if Buyer has not purchased the minimum amount of Products specified in Section 2.7, Seller shall sell and Buyer shall purchase Buyer’s choice of the  Products contained in FGI, Die Bank, or Backend WIP, up to the minimum purchase amount specified in Section 2.7, at the prices specified in Schedule 6. At the end of the Supply Period, if Buyer has purchased the minimum amount of Products specified in Section 2.7, Buyer and Seller may negotiate the purchase and sale of any Products contained in FGI, Die Bank, or Backend WIP.  After the first six months of the Supply Period, the Parties will perform a business review regarding the rest of the Supply Period, and will reasonably negotiate and cooperate with each other to help ensure that Buyer can meet or exceed the minimum purchase amount specified in Section 2.7 by placing orders that Seller can fill during the supply period.

18.                              Arbitration

18.1                          All disputes arising out of or in connection with this Agreement or individual purchase contracts signed hereunder, including any question regarding their existence, validity or termination, shall be finally settled under the Rules of Arbitration of the International Chamber of Commerce, Paris (“Rules”) by three arbitrators in accordance with the said Rules.

18.2                          Each party shall nominate one arbitrator for confirmation by the competent authority under the applicable Rules (“Appointing Authority”). Both arbitrators shall agree on the third arbitrator within 30 days. Should the two arbitrators fail within the above time-limit to reach agreement on the third arbitrator, he shall be appointed by the Appointing Authority.

18.3                          Unless otherwise agreed by the parties, arbitration shall take place in London, England, or as otherwise agreed by the parties. However, if Executive Conferencing has been requested by one party, and the other has declined, then subsequent arbitration on the matter that was the subject of the Executive Conferencing request shall take place in the home jurisdiction of the party that requested the Executive Conference. The procedural law of this place shall apply where the Rules are silent.

18.4                          The language to be used in the arbitration proceeding shall be English.

19.                              Applicable Law

                                               This Agreement and individual purchase contracts signed between the Parties hereunder shall be governed by and construed in accordance with the law in force in Germany without reference to its conflicts of law provisions. The application of the United Nations Convention on Contracts for the International Sale of Goods of April 11, 1980 shall be excluded.

20.                              Miscellaneous

20.1                          Alterations and amendments to this Agreement shall only be valid if made in writing.

Any waiver of this requirement for the written form shall likewise be in writing.

20.2                          The effectiveness of this Agreement shall not be impaired if any provision of this Agreement should be completely or partially invalid or unenforceable. In this case, the Parties shall agree on a provision, that meets the economical intention of the invalid or unenforceable provision.

20.3                          The language of this Agreement shall be English. Correspondence, technical and commercial documents as well as any information relating to this Agreement shall be in English.

21.          Entirety of Agreement

This Agreement together with the individual purchase contracts and the Schedules listed in Section 22 (herein referred to as “Schedules”) shall constitute the entire understanding between the Parties to the subject matter herein.

This Agreement supersedes all prior or contemporaneous oral or written communications, proposals and representations with respect to its subject matter.

22.	Schedules

	Schedule 1:	(a) Overview

(b) Price list per ordering code

(c) Seller’s VRFC at beginning of Supply Period

	Schedule 2:	List of Buyer’s Subsidiaries
	Schedule 3:	Quality Agreement
	Schedule 4:	WIP Termination Schedule
	Schedule 5:	Maximum Order Volume per Month (Assembly and Testing)
	Schedule 6:	Prices
	Schedule 7:	Regulations during First Order Horizons
	Schedule 8:	Minimum Wafer Start Per Week (WSPW) per Technology Family and per Week
	Schedule 9:	Leadtimes

In case of discrepancy between the provisions of any Schedule above and this Interim Supply Agreement, the terms and conditions of this Interim Supply Agreement shall prevail.

Date:	Date:	July 1, 2002

TriQuint Semiconductor, Inc.	Infineon Technologies Aktiengesellschaft

/s/ Ronald Ruebusch	/s/ Nicole Lau
TriQuint Semiconductor, Inc.	Infineon Technologies Aktiengesellschaft

/s/ Juergen Ebmeyer

[***]      CERTAIN INFORMATION IN THIS DOCUMENT HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS.